Exhibit 12

FIRST DATA CORPORATION

COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Successor	Predecessor	Successor	Predecessor
	Three months ended	Three months ended	Period from September 25 through	Period from January 1 through
	March 31,	March 31,	December 31,	September 24,	Years Ended December 31,
(in millions)	2008	2007	2007	2007	2006	2005	2004	2003
(Loss) income before income taxes (1)	$(352.2)	$209.1	$(478.0)	$590.2	$1,051.4	$995.8	$1,507.8	$1,058.2
Interest expense	517.7	34.5	584.7	103.6	248.0	190.9	116.4	81.6
Other adjustments	6.9	8.0	76.8	23.5	31.4	30.0	35.4	39.0

Total earnings (a)	$172.4	$251.6	$183.5	$717.3	$1,330.8	$1,216.7	$1,659.6	$1,178.8

Fixed charges:
Interest expense	$517.7	$34.5	$584.7	$103.6	$248.0	$190.9	$116.4	$81.6
Other adjustments	6.9	8.0	76.8	23.5	31.4	30.0	35.4	39.0

Total fixed charges (b)	$524.6	$42.5	$661.5	$127.1	$279.4	$220.9	$151.8	$120.6

Ratio of earnings to fixed charges (a/b)	0.33	5.92	0.28	5.64	4.76	5.51	10.93	9.77

(1)                                  Income before income taxes includes minority interest and equity earnings in affiliates, and excludes discontinued operations. Reflecting such amounts on a cash basis would not materially impact the ratio due to the frequency of cash distributions.

                                                For purposes of computing the ratio of earnings to fixed charges, fixed charges consist of interest on debt, amortization of deferred financing costs and a portion of rentals determined to be representative of interest. Earnings consist of income before income taxes plus fixed charges.